Morgan, Lewis & Bockius LLP
One Federal Street
Boston, MA 02110

January 17, 2020

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Aquila Municipal Trust
The Cascades Trust
Proxy Statement/Registration Statement on Form N-14

Ladies and Gentlemen:

On behalf of our client, Aquila Municipal Trust (the “Registrant”), a Massachusetts business trust, we are hereby filing the Registrant’s combined proxy statement and registration statement on Form N-14, with exhibits (the “Registration Statement”) relating to (i) the proposed reorganization of Aquila Tax-Free Trust of Oregon, the sole series of The Cascades Trust (File Nos. 33-4382 and 811-04626), with Aquila Tax-Free Trust of Oregon, a newly-organized series of the Registrant; and (ii) the election of Trustees of The Cascades Trust.

The Registration Statement is being filed pursuant to Rule 488 under the Securities Act of 1933, as amended.  It is proposed that this filing will become effective on February 16, 2020, pursuant to Rule 488.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions relating to the filing.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz